

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2011

Via-Email
Stuart Goldfarb
Chief Executive Officer
Atrinsic, Inc.
469 7th Avenue, 10th Floor
New York, NY 10018

  Re: Atrinsic, Inc.
    Registration Statement on Form S-3
    Filed July 1, 2011
    File No. 333-175283
    Form 8-K
    Filed June 1, 2011
    File No. 001-12555

Dear Goldfarb:

  We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Prospectus Summary

1. We note your indication that you have registered the resale of 133% of the shares of common stock underlying the Notes and Warrants. Please note that you may register up to the maximum number of shares that you, in good faith, believe you will issue under the Notes and Warrants. Please revise to remove the additional 33% of shares that you have registered for resale. If additional shares will be authorized by stockholders at a later date or if you wish to increase the number of shares registered for resale at a later date, either due to a decline in the market price of your shares or for any other reason, you must file a new registration statement at the appropriate time. Additional shares cannot be registered

by post-effective amendment. See Rule 413 of Regulation C and Compliance and Disclosure Interpretation 139.10 of the Securities Act Section for guidance.

2. Where you discuss the terms of the Securities Purchase Agreement and related transactions, please revise to elaborate upon the terms of the convertible notes and warrants to reflect the conversion price of the Notes, the original issue discount associated with the Notes, as well as the repayment and interest terms of the Notes and any other material terms of the securities.

3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

   Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of the convertible notes.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

   - the total possible profit the selling shareholders could realize as a result of the conversion discount, if any, for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:

     - the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

     - the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

       - if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and

       - if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date;

- the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the notes);

- the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

- the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, we note that the conversion price per share is fixed unless and until the average closing bid price approximates $3.40 during the 20 trading day period prior to payment of installments on the Note, at which point the conversion price per share drops to the lesser amount. We also note the original issue discount that was applied to the Notes at the time of issuance.

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment three above;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to the comment immediately above.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to comment three and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to comment four divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

6. Please disclose whether the company has the intention and a reasonable basis to believe that it will have the financial ability to make all payments on the notes and whether you know if you plan to make cash or stock payments to satisfy the installments due.

Selling Stockholders, page 19

7. Please identify in the footnotes to the selling stockholder table the natural person(s) who exercise voting and/or investment control over the securities held by all the entities reflected in the table. For guidance, please see 140.02 and 240.04 of our Regulation S-K Compliance and Disclosure Interpretations available on our website.

8. Please clarify whether any of your selling stockholders are broker-dealers or an affiliate of a broker-dealer. If any of the selling stockholders are broker-dealers, please state that they are underwriters with respect to the shares that they are offering for resale. However, broker dealers and their affiliates who received securities as compensation for underwriting activities need not be identified as underwriters.

If any of the selling stockholders are affiliates of registered broker-dealers, please revise to disclose the following:

- that the selling stockholders purchased in the ordinary course of business; and
- that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If the selling stockholders are unable to make these representations, please state that they are underwriters.

9. Please disclose whether – based on information obtained from the selling stockholders – any of the selling stockholders have an existing short position in the company's common stock and, if any of the selling stockholders have an existing short position in the company's stock, the following additional information:

- the date on which each such selling stockholder entered into that short position; and

- the relationship of the date on which each such selling stockholder entered into that short position to the date of the announcement of the applicable transaction and the filing of the registration statement (e.g., before or after the announcement of the transaction, before the filing or after the filing of the registration statement, etc.).

Information Incorporated by Reference, page 24

10. Please clarify the filing date for the Form 8-K referenced in the third bullet point of this section. It appears this Form 8-K was filed on July 1, 2011.

Item 17. Undertakings, page II-2

11. Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K. Please see Question 229.01 in the Compliance and Disclosure Interpretations relating to the Securities Act Rules, located at our website.

Form 8-K filed on June 1, 2011

12. Please provide a complete and fully executed version of Exhibit 10.1 which includes the Schedule of Buyers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Angie Kim, Attorney Advisor, at (202) 551-3535 or me, at (202) 551-3264 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Legal Branch Chief

cc: Scott Galer, Esq.
        Stubbs Alderton & Markiles, LLP